Exhibit 99(b)
                          PRESS RELEASE



FOR IMMEDIATE RELEASE
WEDNESDAY
FEBRUARY 18, 1998

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


           TCBY ANNOUNCES NEW INTERNATIONAL DEVELOPMENT
                            IN EUROPE


LITTLE ROCK, AR - Wednesday (February 18, 1998) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced it has executed a development agreement for the United Kingdom and Ireland. TCBY now has development agreements in over 70 foreign countries.

In excess of 60 stores are planned to be developed over the next five years within the U.K. and Ireland. Initial development will be in Ireland with the first location expected to open by this summer. The Company did not disclose the specific terms of the agreement.

The United  Kingdom  and  Ireland are  top  dairy  consuming
nations.   The  U.K.  is  rated number  two  in  per  capita
consumption  of  frozen  dairy  products  in  the   European
Community.  Ireland is rated number three.

"We are very excited about developing the TCBY brand in Ireland and the U.K.," said Hartsell Wingfield, President of
TCBY International. "With this agreement, we will now have distribution in over half of Europe."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

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